Filed by CarLotz, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CarLotz, Inc.

Commission File No.: 001-38818

Date: August 9, 2022

“BUSINESS UPDATE” TALKING POINTS

•	Today we announced that CarLotz and Shift are merging
o	If you are not familiar with Shift, they are a used car ecommerce business based in San Francisco and have operations primarily on the West Coast – highly complementary with our predominantly East Coast presence.
•	We believe this merger is best for the future of both companies and maximizes value for CarLotz shareholders
•	Both companies bring value to the table.
o	Shift:
▪	World-class tech infrastructure
▪	Full online shopping and checkout
▪	Proprietary consumer sourcing model, that sources high-margin cars: In 2021, Shift sourced 94% of its inventory from consumer sellers and partners
▪	Scaled in-house reconditioning
o	CarLotz
▪	Consignment and strong commercial retail remarketing relationships providing reliable inventory sourcing
▪	Attractive omni-channel strategy and complementary geographic footprint (Shift is primarily West Coast and CarLotz concentration is the Mid-Atlantic)
•	We believe the combined company is stronger than the sum of the parts. Our plan includes achieving top-line synergies and cost savings that will drive significant improvement in operational and financial results, which we believe will lead to a profitable future.
o	The combined businesses create a full omni-channel offering
o	Opportunity to leverage the digital platform and geographic coverage to scale their dealer platform.
o	Will create one unified brand – Shift – to stand behind and grow recognition
•	We expect the transaction to close in the Q4 and Shift will be the successor company, with company headquarters in San Francisco. The transaction is subject to shareholder and customary regulatory reviews (like the SEC).
•	I am sure you are all wondering what this means for you.

o	As with most mergers, there will be some duplicative resources and roles that will be reconfigured. This is the hardest part of a transaction.
o	In the next four to six weeks, Shift and CarLotz will work closely together to determine the organizational structure.
o	We are putting together retention bonuses and will be communicating these in the next week or so.
o	I promise you I will be as transparent as possible and provide updates as soon as I have them.
o	Most importantly, I want to thank you for all you have done for CarLotz. I appreciate all of your dedication and hard work since I have been here.
o	Until the transaction closes, I would ask that we continue to work together to deliver results. We need to continue to operate CarLotz as a stand-alone company until the combination, driving results and improvements throughout the business. The success of the combined companies depends on it.
•	Again, I want to thank you for all you have done for CarLotz

***

Important Additional Information

In connection with the proposed transaction, Shift Technologies, Inc. (“Shift”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), that will include a joint proxy statement of Shift and CarLotz, Inc. (“CarLotz”), that also constitutes a prospectus of Shift. (the “joint proxy statement/prospectus”). Security holders of Shift and CarLotz are urged to carefully read the entire registration statement and joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive joint proxy statement/prospectus will be sent to Shift’s shareholders and to CarLotz’ shareholders. Security holders will be able to obtain the registration statement and the joint proxy statement/prospectus from the SEC’s website or from Shift or CarLotz as described in the paragraph below.

The documents filed by Shift with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Shift by requesting them by mail at 290 Division Street, Suite 400, San Francisco, California. The documents filed by CarLotz with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CarLotz by requesting them by mail at 3301 W. Moore St., Richmond, Virginia 23230.

Participants in the Solicitation

Shift, CarLotz and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of CarLotz is set forth in the definitive proxy statement for CarLotz’ 2022 annual meeting of stockholders, as previously filed with the SEC on April 29, 2022 and in CarLotz’ Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, as supplemented by CarLotz subsequent filings with the SEC. Information about the directors and executive officers of Shift and their ownership of Shift shares is set forth in the definitive proxy statement for Shift’s 2022 annual meeting of stockholders, as previously filed with the SEC on June 26, 2022. Free copies of these documents may be obtained as described in the paragraph above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Shift’s and CarLotz’s experience and results may differ materially from the experience and results anticipated in such statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of Shift or CarLotz for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Shift or CarLotz; (5) the ability of Shift and CarLotz to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Shift’s and CarLotz’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Shift’s and CarLotz’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Shift and CarLotz undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.